UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

NowRx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way

Mountain View, California 94043

(Mailing Address of principal executive offices)

(650) 386-5761

Issuer’s telephone number, including area code

In this report, the term “NowRx,” ”we,” “us” or “the company” refers to NowRx, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The financial statements included in this filing as of and for the six months ended June 30, 2018 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third-party payor, such as an insurance company, a pharmacy benefit management (“PBM”) company or manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medication not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer term, we expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However there is significant uncertainty in predicting the result of these offsetting factors on margins.

2

Results of Operations

Six Months ended June 30, 2018 Compared to Six Months ended June 30, 2017

The company’s net sales for the six months ended June 30, 2018 (“Interim 2018”) were $2,163,325, an increase of $1,168,737, or 118%, from net sales of $994,588 for the six months ended June 30, 2017 (“Interim 2017”). This increase is attributable to a significant increase in number of customers. Cost of goods sold was $1,816,835 for Interim 2018, resulting in gross profit of $346,490, and a gross margin of 16.0%. This compares to cost of goods sold totaling $823,073, gross profit of $171,515, and a gross margin of 17.2% in Interim 2017. The company sold 18,467 prescription orders in Interim 2018, as compared to 9,038 in Interim 2017. Average revenue per prescription and average gross profit per prescription during Interim 2018 were $117.14 and $18.76, respectively. During Interim 2017, average revenue per prescription was $110.04 and the average gross profit per prescription was $18.98. The company’s mix of business, brand name drug vs. generic drug, was slightly more weighted towards brand name drugs in the first half of 2018 as compared to the same period in 2017, which generally have higher revenue per prescription, lower margin percentage, and similar average gross profit per prescription as compared to generic. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact in its mix of business and/or margins.

The company’s operating expenses consist of general and administrative, sales and marketing, depreciation, and research and development expenses. Operating expenses for Interim 2018 were $1,241,432 compared to $512,854 for Interim 2017, an increase of $728,578, or 142%, resulting from the company’s expanding operations to meet increased customer demand. General and administrative expenses represented the largest component of this increase, from $461,278 in Interim 2017 to $1,040,643 for Interim 2018, as:

•	The company’s payroll increased from $267,246 for Interim 2017 to $605,306 for Interim 2018;
•	Legal and professional services increased from $7,918 for Interim 2017 to $36,773 for Interim 2018;
•	Travel expenses decreased from $26,690 for Interim 2017 to $22,509 for Interim 2018; and
•	Delivery costs increased from $97,502 for Interim 2017 to $208,297 for Interim 2018.

Sales and marketing expenses grew 147% from $47,768 in Interim 2017 to $165,775 in Interim 2018 as the company increased marketing efforts to raise awareness among physicians, health facilities and consumers, including the recruiting and hiring of a new sales representative in early June, and marketing to prospective investors for the Regulation A Offering (see below). The company intends to use a portion of the net proceeds of the Regulation A Offering (defined below) to further increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in these costs in future periods. Research and development expenses increased from $1,131 in Interim 2017 to $22,816 in Interim 2018. The company intends to use a significant portion of the net proceeds of the Regulation A Offering on the next phase of software development, which will substantially increase research and development costs.

Other expenses consist of interest expense, which amounted to $120,687 in Interim 2018, compared to $23,166 in Interim 2017, as the company accrued or paid interest on outstanding convertible securities and inventory financing. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $1,015,629 for Interim 2018, a 179% increase from a net loss of $364,505 in Interim 2017.

Liquidity and Capital Resources

As of June 30, 2018, the company’s cash on hand was $2,190,811. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $2,978,285.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

3

Issuances of SAFE securities, KISS agreements and Crowd Notes

Between July 2015 and November 2016, the company entered into simple agreements for future equity (“SAFE securities”) with investors, including Cary Breese and Sumeet Sheokand, the founders of the company, for total proceeds of $1,027,500. During 2017, the company issued additional SAFE securities in the principal amount of $207,446. During the first three months of 2018, the company issued an additional $595,000 in SAFE securities. The SAFE securities did not bear interest and had no maturity date. In addition, the SAFE securities were convertible into shares of preferred equity upon the occurrence of an offering of the company’s preferred equity prior to the expiration or termination of the agreements. Immediately prior to the initial closing of the Regulation A Offering, the SAFE securities were converted into shares of Series A Preferred Stock. “See “-- Regulation A Offering; Issuance of Series A Preferred Stock.”

In 2016, the company entered into KISS agreements (Keep it Simple Security) with investors for total proceeds of $50,000. In 2017, the company issued additional KISS securities for total proceeds of $939,819. During the first three months of 2018, the company issued $485,000 in additional KISS securities. The instruments were to mature 24 months after issuance and bore 5% interest per annum. The principal and interest accrued on the KISS agreements were convertible into shares of preferred equity upon the company completing a qualified preferred financing that raised at least $1,000,000 in proceeds. Immediately prior to the initial closing of the Regulation A Offering, the KISS agreements were converted into shares of Series A Preferred Stock. “See “-- Regulation A Offering; Issuance of Series A Preferred Stock.”

On March 11, 2017, the company issued $209,230 in Crowd Notes pursuant to Regulation Crowdfunding and Regulation D under the Securities Act of 1933, as amended (the “crowdfunding offering”). The Crowd Notes had no maturity date and bore 5% interest per annum. In connection with the crowdfunding offering, which was conducted on a portal affiliated with SI Securities, LLC, the company issued to SI Securities, LLC an additional $39,411.50 in Crowd Notes. This $39,411.50 in Crowd Notes represents a combination of the fees due to SI Securities, LLC as compensation for the crowdfunding offering and a previous offering conducted under Regulation D, for which SI Securities, LLC was issued warrants that were voided prior to the crowdfunding offering, with the understanding that the fees would be combined and paid in total as Crowd Notes. The principal and interest accrued on the Crowd Notes were convertible into shares of preferred equity upon the company completing a qualified preferred financing that raised at least $1,000,000 in proceeds. Immediately prior to the initial closing of the Regulation A Offering, the Crowd Notes were converted into shares of Series A Preferred Stock. “See “-- Regulation A Offering; Issuance of Series A Preferred Stock.”

Regulation A Offering; Issuance of Series A Preferred Stock

On March 30, 2018, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). In the Regulation A Offering, the company is offering to sell up to 3,500,000 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $2.00 per share. The net proceeds of the Regulation A Offering, assuming that it is eventually fully subscribed, after total offering expenses and commissions, are expected be approximately $6.4 million.

The company held its first closing in connection with the Regulation A Offering on April 24, 2018, in which it received gross proceeds in excess of $1 million. The initial closing of the Regulation A Offering constituted a qualified financing for purposes of the SAFE securities, the KISS agreements and the Crowd Notes, all of which were converted into shares of the company’s Series A Preferred Stock at that date. As of June 30, 2018, the company has issued 1,247,357 shares of Series A Preferred Stock in the Regulation A Offering, which provided net cash proceeds of $2,197,624. The company continued to conduct sales of its Series A Preferred Stock in the Regulation A Offering after June 30, 2018.

4

Indebtedness

On December 21, 2016, the company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan was secured by all assets of the company, bore an interest rate of 24.04% per annum, and was payable over six months for a total repayment of $66,447. The loan was paid in full in June 2017. In August and December 2017, the company entered into additional inventory financing arrangements with Kabbage for a total of $88,300. As of June 30, 2018, the company owed $10,971 under this loan.

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the Company placed $60,000 in a deposit account with Silicon Valley Bank. At June 30, 2018, the facility has not been drawn down and the company remains current with its lease payments.

The company currently has no material commitments for capital expenditures. The company has entered into a 5 year operating lease agreement for office space in San Jose, California as it seeks to expand its coverage in the San Francisco Bay Area, and management anticipates future capital expenditures to build-out the new office space. The company maintains inventory used in the normal course of business, and had $426,729 of inventory on hand as of June 30, 2018.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company currently utilizes an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions. With the net proceeds from the Regulation A Offering, the company plans to develop a proprietary pharmacy management system, which it expects to significantly reduce labor costs per prescription order and provide improvements in customer service.
•	Optimized Robotic Dispensing – The company has a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company puts its pharmacy management system into production, we believe there is an opportunity to substantially increase the portion of medications filled robotically to reduce labor costs per order.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order.
•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. A portion of the net proceeds of the Regulation A Offering will be allocated to increased sales and marketing efforts.

5

•	The company intends to add new pharmacy locations. The company anticipates that raising the maximum amount sought in the Regulation A Offering will permit it to expand geographically in the San Francisco Bay area as well as Los Angeles/Orange County area, which we plan to accomplish by mid-2019. We anticipate that as the company expands into new geographies it will experience growth rates and other business performance metrics equal to or better than those achieved at the company’s initial service area. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through June 30, 2018, assuming we increase marketing expenditures with a portion of the net proceeds from the Regulation A Offering, it is likely that revenues will continue to increase. Even if we are able to meet our projected timeline for establishing the new geographies, these operations may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

Item 2. Other Information

None.

6

Item 3. Financial Statements

NowRx, Inc.

A Delaware Corporation

Financial Statements as of June 30, 2018 and December 31, 2017

and for the six-month periods ended June 30, 2018 and 2017

NowRx, Inc.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED).

Balance Sheets	F-1

Statements of Operations	F-2

Statements of Changes in Stockholders’ Equity/(Deficit)	F-3

Statements of Cash Flows	F-4

Notes to Financial Statements	F-5-F-15

NOWRX, INC.

BALANCE SHEETS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

	June 30,	December 31,
	2018	2017

ASSETS
Current Assets:
Cash and equivalents	$2,190,811	$52,212
Accounts receivable, net	337,893	269,788
Inventory	426,729	239,768
Prepaid expense	14,773	4,750
Deposits	133,898	19,898
Total Current Assets	3,104,104	586,416
Property and equipment, net	174,034	165,927
TOTAL ASSETS	$3,278,138	$752,343

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$264,095	$122,015
Accrued liabilities	147,745	27,232
Accrued interest	-	38,930
Short-term inventory financing	10,971	68,925
KISS liability, current portion	-	50,000
Total Current Liabilities	422,811	307,102

Non-Current Liabilities:
SAFE liability	-	1,234,960
Crowd Notes	-	191,024
KISS liability, net of current portion	-	948,479
Total Non-Current Liabilities	-	2,374,463
Total Liabilities	422,811	2,681,565

Stockholders' Equity (Deficit):
Series A Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, 6,423,726 and 0 shares issued and outstanding, liquidation preferences of $12,847,452 and $0 as of June 30, 2018 and December 31, 2017, all respectively.	64	-
Common stock, $0.00001 par value, 20,000,000 shares authorized, 8,500,000 and 8,500,000 shares issued and outstanding, 6,552,083 and 5,489,583 vested as of June 30, 2018 and December 31, 2017, respectively.	85	85
Additional paid-in capital	5,833,463	33,349
Accumulated deficit	(2,978,285)	(1,962,656)
Total Stockholders' Equity (Deficit)	2,855,327	(1,929,222)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$3,278,138	$752,343

See accompanying notes, which are an integral part of these financial statements.

F-1

NOWRX, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017

	June 30,	June 30,
	2018	2017

Sales, net	$2,163,325	$994,588
Cost of goods sold	(1,816,835)	(823,073)
Gross profit	346,490	171,515

Operating Expenses:
General and administrative	1,040,643	461,278
Sales and marketing	165,775	47,768
Depreciation expense	12,198	2,677
Research and development	22,816	1,131
Total Operating Expenses	1,241,432	512,854

Loss from operations	(894,942)	(341,339)

Other Expenses:
Interest expense	(120,687)	(23,166)
Total Other Expenses	(120,687)	(23,166)

Net Loss	$(1,015,629)	$(364,505)

Weighted-average vested common shares outstanding:
- Basic and Diluted	6,020,833	3,895,833

Net loss per common share
- Basic and Diluted	$(0.17)	$(0.09)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-2

NOWRX, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017

	Series A Preferred Stock		Common Stock		Additional		Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Equity (Deficit)

Balance at December 31, 2016	-	$-	8,500,000	$85	$765	$(869,775)	$(868,925)

Net loss	-	-	-	-	-	(364,505)	(364,505)
Balance at June 30, 2017	-	-	8,500,000	85	765	(1,234,280)	(1,233,430)

Stock-based compensation	-	-	-	-	32,584	-	32,584
Net loss	-	-	-	-	-	(728,376)	(728,376)
Balance at December 31, 2017	-	-	8,500,000	85	33,349	(1,962,656)	(1,929,222)

Issuance of preferred stock for cash	1,187,959	12	-	-	2,375,906	-	2,375,918
Issuance of preferred stock as broker commission	59,398	1	-	-	118,795	-	118,796
Offering costs	-	-	-	-	(358,287)	-	(358,287)
Conversion of SAFE agreements	2,539,987	25	-	-	1,829,935	-	1,829,960
Conversion of KISS notes	2,206,153	22	-	-	1,571,006	-	1,571,028
Conversion of Crowd Notes	430,229	4	-	-	258,134	-	258,138
Repurchase of common stock from founders	-	-	(1,700,000)	17	-	-	17
Reissuance of common stock	-	-	1,700,000	(17)	-	-	(17)
Stock-based compensation	-	-	-	-	4,625	-	4,625
Net loss	-	-	-	-	-	(1,015,629)	(1,015,629)
Balance at June 30, 2018	6,423,726	$64	8,500,000	$85	$5,833,463	$(2,978,285)	$2,855,327

See accompanying notes, which are an integral part of these financial statements.

F-3

NOWRX, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017

	June 30,	June 30,
	2018	2017

Cash Flows from Operating Activities
Net Loss	$(1,015,629)	$(364,505)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,198	2,677
Stock-based compensation	4,625	-
Note issued as compensation	39,412	-
Loan discount amortization	49,547	6,268
Changes in operating assets and liabilities:
Change in receivables	(68,105)	(122,321)
Change in inventory	(186,961)	(58,898)
Change in prepaid expenses	(10,023)	-
Change in deposits	(114,000)	(5,000)
Change in accounts payable and accrued liabilities	262,592	27,036
Change in accrued interest	26,775	9,684
Net Cash Used in Operating Activities	(999,569)	(505,059)

Cash Flows from Investing Activities
Purchases of property and equipment	(20,305)	(95,600)
Net Cash Used in Investing Activities	(20,305)	(95,600)

Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	2,375,918	-
Offering costs	(239,491)	-
Repayments short-term inventory financing	(57,954)	(62,100)
Proceeds from KISS agreements, net of placement fees	485,000	764,675
Proceeds from SAFE agreements	595,000	-
Proceeds from Crowd Notes, net of placement fees	-	184,288
Proceeds/(repayments) from/on short-term notes payable	-	(70,000)
Net Cash Provided by Financing Activities	3,158,473	816,863

Net Change In Cash	2,138,599	216,204

Cash at Beginning of Period	52,212	175,519
Cash at End of Period	$2,190,811	$391,723

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$5,478	$13,482
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$1,829,960	$-
Conversion of KISS note to preferred stock	$1,514,000	$-
Conversion of Crowd Note to preferred stock	$248,642	$-
Conversion of accrued interest to preferred stock	$66,524	$-
Note issued as compensation	$39,412	$-
Conversion of SAFE agreement to KISS agreement	$-	$40,000

See accompanying notes, which are an integral part of these financial statements.

F-4

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2018 and December 31, 2017, the Company’s cash balances exceeded federally insured limits by $1,940,811 and $0, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has recorded an allowance against its accounts receivable balances of $15,372 and $10,900 as of June 30, 2018 and December 31, 2017, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $426,729 and $239,768 as of June 30, 2018 and December 31, 2017, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

F-5

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $12,198 and $2,677 for the periods ended June 30, 2018 and 2017, respectively. The Company’s property and equipment consisted of the following as of June 30, 2018 and December 31, 2017:

	6/30/2018	12/31/2017
Automobiles	$34,331	$34,332
Furniture and equipment	123,980	121,020
Leasehold improvements	46,327	28,981
Property and equipment, at cost	$204,638	$184,333
Less: accumulated depreciation	(30,604)	(18,406)
Property and equipment, net	$174,034	$165,927

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs, while delivery related costs are included in general and administrative costs in the statement of operations.

F-6

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $22,816 and $1,131 for the periods ended June 30, 2018 and 2017, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $2,851,565 and $1,827,710 as of June 30, 2018 and December 31, 2017, respectively. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $812,037 and $532,487 as of June 30, 2018 and December 31, 2017, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

F-7

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has sustained net losses of $1,015,629 and $364,505 during the periods ended June 30, 2018 and 2017, respectively, and has an accumulated deficit of $2,978,285 as of June 30, 2018.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

Short-Term Inventory Financing

On December 21, 2016, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of 24.04% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. This loan was repaid in full during the period ended June 30, 2017. As of June 30, 2018 and December 31, 2017, the outstanding loan balance was $0 and $0, respectively.

In August 2017, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. In December 2017, the Company entered into an inventory financing arrangement of $26,200 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $4,672, for a total repayment of $28,032. The remaining balance outstanding on these loans as of June 30, 2018 was $10,971.

F-8

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

The total interest paid on these loans for the period ended June 30, 2018 and the year ended December 31, 2017 was $5,478 and $9,398, respectively.

Short-Term Notes Payable

On December 21, 2016, the Company entered into promissory notes totaling $70,000 with five individuals. All notes bear 12% interest, mature on April 30, 2017, and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes are immediately callable in the event of (a) an equity financing of at least $1 million, or (b) insolvency or bankruptcy proceedings. The loans were repaid in full during the period ended June 30, 2017. As of June 30, 2018 and December 31, 2017, principal of $0 and accrued interest of $0 were outstanding, all respectively.

KISS Agreements

On December 19, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $50,000. The instrument matures in 24 months and bears 5% interest per annum. During the year ended December 31, 2017, the Company issued additional KISS notes for total principal of $979,819, maturing after terms of 24 months, and bearing interest at 5% per annum. Of that amount, $40,000 were converted to KISS agreements from previously outstanding SAFE agreements, while the remaining $939,819 were cash investments. During the six-month period ended June 30, 2018 (through March 31, 2018, and prior to the conversion trigger date), the Company issued $485,000 additional KISS notes, maturing after terms of 24 months and bearing interest at 5% per annum.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization.

As of December 31, 2017, the then outstanding KISS agreements had not been converted and remained outstanding in the full principal amounts. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features. During the six-month period ended June 30, 2018, all KISS notes were converted into Series A Preferred Stock, as discussed at Note 5.

F-9

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

Loan placement fees of $50,144 were incurred in connection with the 2016-2017 issuances of these notes and were recorded as discounts to the notes. The Company amortized such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert. The unamortized costs were charged to interest expense at the conversion date.

As of June 30, 2018 and December 31, 2017, $0 and $1,029,819, of KISS notes were issued and outstanding, which are presented net of unamortized loan expenses of $0 and $31,340, for a carrying balance of $0 and $998,479, all respectively. Interest expense of $56,170 and $32,198 (inclusive of loan fee amortization) was recognized during the six-month period ended June 30, 2018 and the year ended December 31, 2017 on such notes, of which none was paid so the full amount remains on the balance sheet as of December 31, 2017 as accrued interest payable.

SAFE Agreements

In 2016, 2017, and the six-month period ended June 30, 2018 (through March 31, 2018, and prior to the conversion trigger date), the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $622,500, $207,460, and $595,000, respectively. During 2017, $40,000 of SAFE agreements were converted to KISS agreements. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $6,000,000 or $10,000,000 (dependent upon issuance date) pre-money valuation on the Company’s then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. $47,500 of the 2016 issuances contain an additional provision providing a future purchase right to additional purchases of preferred stock at the same terms and pricing as the SAFE conversions, which results in a potential increase to the aggregate purchase amount of $47,500.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company’s then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

During the six-month period ended June 30, 2018, all SAFE agreements were converted into Series A Preferred Stock, as discussed at Note 5.

F-10

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

Crowd Notes Payable

The Company conducted an offering of convertible securities (“Crowd Notes”) under Regulation CF during 2017, resulting in the issuance of $209,230 of Crowd Notes during the year ended December 31, 2017. As compensation on the offering to its broker, the Company issued an additional $39,412 of Crowd Notes during the six-month period ended June 30, 2018. The Crowd Notes bear interest at 5%, compounded quarterly, and do not have a stated maturity date. The Crowd Notes are convertible into the Company’s stock upon a future qualified equity financing of $1,000,000 or greater, or upon a corporate transaction (as defined in the note agreements). The conversion price on the notes is the lesser of a 20% discount or the price per share implied by a $6,000,000 pre-money valuation on the Company’s fully diluted capitalization.

Loan placement fees of $26,942 were incurred in connection with this offering and were recorded as discounts to the notes during the year ended December 31, 2017. An additional $39,411 was incurred and recorded related to the aforementioned Crowd Note compensation provided to its broker in the offering. The Company is amortizing such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert. As the Crowd Notes converted into the Company’s Series A Preferred Stock during the six-month period ended June 30, 2018, all unamortized loan fees were charged to interest expense during the six-month period ended June 30, 2018.

As of December 31, 2017, $209,230 of Crowd Notes were issued and outstanding, which were presented net of unamortized loan expenses of $18,206, for a carrying balance of $191,024 as of December 31, 2017. Interest expense of $5,492 was recognized during the year ended December 31, 2017 on such notes, of which none was paid so the full amount remains on the balance sheet as accrued interest payable. Interest expense, inclusive of amortization of loan fees, of $22,211 was recorded for the period ended June 30, 2018.

During the six-month period ended June 30, 2018, all Crowd Notes were converted into Series A Preferred Stock, as discussed at Note 5.

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. As of each June 30, 2018 and December 31, 2017, 8,500,000 shares of common stock were issued and outstanding. As of each June 30, 2018 and December 31, 2017, 6,423,726 and 0 shares of Series A Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.00) per share, providing a total liquidation preference of $12,847,452 and $0 as of June 30, 2018 and December 31, 2017, respectively. Preferred stockholders have voting rights on an as-converted basis.

F-11

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

Common Stock

In June of 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.0001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. As of June 30, 2018 and December 31, 2017, 6,552,083 and 5,489,583 of the shares had vested, respectively.

Preferred Stock

The Company conducted an offering of its Series A Preferred Stock in 2018, issuing 1,187,959 shares of Series A Preferred Stock at $2.00 per share, providing gross proceeds of $2,375,918. In conjunction with this offering, the Company issued its broker 59,398 shares of Series A Preferred Stock valued at $118,796, in addition to $239,491 of cash broker fees and other associated offering costs with this offering.

This offering triggered conversion of all outstanding SAFE agreements, KISS notes, and Crowd Notes into Series A Preferred Stock. SAFE agreements with purchase amounts totaling $1,829,960 were converted into 2,539,987 shares of Series A Preferred Stock at conversion prices of $0.60 or $1.00 per share. KISS notes with outstanding principal and accrued interest totaling $1,571,028 were converted into 2,206,153 shares of Series A Preferred Stock at conversion prices of $0.60 or $1.00 per share. Crowd Notes with outstanding principal and accrued interest totaling $258,138 were converted into 430,229 shares of Series A Preferred Stock at conversion prices of $0.60 per share.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of June 30, 2018 and December 31, 2017, 529,500 and 529,500 shares of common stock were available for grant under the Plan, respectively. A summary of options activities for the periods ended June 30, 2018 and December 31, 2017 is as follows:

F-12

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

	June 30, 2018		December 31, 2017
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	970,500	$0.05	879,500	$0.05
Granted	-		91,000	$0.05
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	970,500	$0.05	970,500	$0.05

Exercisable at end of year	744,188	$0.05	651,688	$0.05

Weighted average grant date fair value of options granted during year	N/A		$0.05

Weighted average duration (years) to expiration of outstanding options at year-end	7.6		8.1

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

F-13

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

The Company calculated its estimate of the value of the stock compensation granted for the periods ended June 30, 2018 and 2017 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $4,625 and $0, respectively. As of June 30, 2018, there is $11,316 of stock-based compensation to be recognized in future periods.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company’s co-founders and an employee extended financing of $65,000 and $25,000 in 2015 to the Company through the SAFE agreements discussed in Note 4. In 2016, that employee issued another $10,000 of SAFE financing. All such balances remain outstanding as of December 31, 2017 and were converted to Series A Preferred Stock, as discussed in Note 5.

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

NOTE 7:  LEASE ARRANGEMENTS

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit will be lowered to $5,051 creating the difference of $3,848 being credited toward rent in August 2018.

Future minimum payments under this lease are as follows:

2018	$33,325
2019	57,847
2020	59,583
2021	35,357
Total future minimum lease payments	$186,112

For the periods ended June 30, 2018 and 2017, the Company recognized $29,117 and $27,707 of lease expense related to these leases, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

F-14

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited) and for the six-month periods ended June 30, 2018 and 2017 (unaudited)

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its accounts receivables, where approximately 80% and 94% of its accounts receivable balance as of June 30, 2018 and December 31, 2017, respectively, were held with one insurance payor. Should this insurance payor no longer be able to satisfy these statutory obligations to the Company, it would have a significant adverse effect to the Company.

Approximately 70% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Lease Agreement

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2018	$29,262
2019	59,670
2020	61,974
2021	64,284
2022	66,588
2023	33,870
Total future minimum lease payments	$315,648

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-15

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description
2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Bylaws (2)
4	Form of Subscription Agreement (3)
8	Form of Escrow Agreement (4)

(1) Filed as an exhibit to the NowRx, Inc. Report on Form 1-K for the fiscal year ended December 31, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418023635/tv492499_ex2-1.htm

(2)  Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418002814/tv481456_ex2-3.htm

(3) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418014641/tv488125_ex4-1.htm

(4) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418014641/tv488125_ex8.htm

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on September 27, 2018.

NowRx, Inc.

/s/ Cary Breese
By: Cary Breese, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese

Cary Breese, Chief Executive Officer,

Principal Financial Officer, Principal Accounting Officer, Director

Date: September 27, 2018

/s/ Sumeet Sheokand

Sumeet Sheokand, Director

Date: September 27, 2018

/s/ Barry Karlin

Barry Karlin, Director

Date: September 27, 2018

8